UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Emmaus Life Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29137P109

(CUSIP Number)

Yutaka Niihara, M.D., MPH

21250 Hawthorne Boulevard, Suite 800

Torrance, CA 90503

(310) 214-0065

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	29137P109

1.	Name of reporting person.

Yutaka Niihara, M.D., MPH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(A)	☒

	(B)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,647,563 (1)

	8.	Shared Voting Power	9,529,711 (2)

	9.	Sole Dispositive Power	1,647,563 (1)

	10.	Shared Dispositive Power	9,529,711 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	11,177,274

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	37.7% (3)

14.	Type of Reporting Person (See Instructions)
IN

(1) Consists of (a) 20,000 shares owned directly, (b) 44,229 shares of Common Stock for which Dr. Niihara is custodian and of which he may be deemed the indirect beneficial owner since he has sole voting and investment control over the shares, (c) 55,556 shares owned by Hope Hospice and of which Dr. Niihara is the chief executive officer and may be deemed the indirect beneficial owner since he has sole voting and investment power over the shares, (d) 1,000,000 shares underlying warrants to purchase shares of Common Stock, and (e) 527,778 shares underlying stock options.

(2) Represents 9,529,711 shares of Common Stock held jointly by Yutaka Niihara and his spouse, Soomi Niihara.

(3) Based on 28,093,848 shares of Common Stock outstanding as of March 20, 2015.

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CUSIP No.	29137P109

1.	Name of reporting person.

Soomi Niihara

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(A)	☒

	(B)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	9,529,711 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	9,529,711 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	9,529,711

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	33.9% (2)

14.	Type of Reporting Person (See Instructions)
IN

(1) Represents 9,529,711 shares of Common Stock held jointly by Soomi Niihara and her spouse, Yutaka Niihara.

(2) Based on 28,093,848 shares of Common Stock outstanding as of March 20, 2015.

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This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D filed on May 6, 2011, as amended by Amendment No. 1 filed on April 23, 2015 (as so amended, the “Amended Schedule 13D”), by Dr. Yutaka Niihara and his spouse, Soomi Niihara (each, a “Reporting Person” and, jointly, the “Reporting Persons”), with respect to the common stock, $0.001 par value (“Common Stock”), of Emmaus Sciences, Inc., formerly known as Emmaus Holdings, Inc. (the “Issuer”).

Item 4.   Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended and supplemented by the following information:

On April 18, 2015, the Issuer filed a Current Report on Form 8-K to report a number of changes in the management of the Issuer, including the elevation of Dr. Niihara to the position of Chairman of the Board of the Issuer and his removal as President and Chief Executive Officer effective May 1, 2015. The Reporting Persons reported in the Amended Schedule 13D that Dr. Niihara was considering his options regarding possible plans and proposals that relate to, or might result in, (a) changes in the present board of directors of the Issuer and (b) changes in the Issuer’s charter or Bylaws.

Solicitation of Stockholder Consents

On April 23, 2015, Dr. Niihara submitted written personal and confidential consent solicitation materials to selected stockholders of the Issuer in connection with his solicitation of the stockholders’ written consents to the following proposals:

•	The adoption of Amendment No. 2 to the Issuer’s bylaws to: (i) expressly provide that the “advance notice” restrictions and other director qualifications that apply to the nomination and election of directors at stockholder meetings do not apply to the nomination and election of director candidates by written consent in lieu of a stockholder meeting; (ii) increase the size of the Issuer’s board of directors from seven directorships to fourteen directorships; and (iii) expressly provide that the stockholders may fill vacant and newly created directorships; and

•	Subject to approval of the foregoing proposal, the election as directors of seven director-candidates identified in the consent solicitation materials.

The proposal (“Proposal 1”) to adopt Amendment No. 2 to the Issuer’s bylaws would: (i) expressly provide that the “advance notice” restrictions and other director qualifications that apply to the nomination and election of directors at stockholder meetings do not apply to the nomination and election of director candidates by written consent in lieu of a stockholder meeting; (“Part A of Proposal 1”); (ii) fix the size of the Issuer’s board of directors at fourteen directorships (“Part B of Proposal 1”); and (iii) expressly provide that the stockholders may fill vacant and newly created directorships (“Part C of Proposal 1”).

Dr. Niihara’s consent solicitation is intended to comply with Rule 14a-2(b)(2) of the Securities and Exchange Act of 1934, as amended. This rule permits the solicitation of consents from ten or fewer persons without having to file with the Securities and Exchange Commission (the “SEC”) the consent solicitation materials or complying with certain other SEC proxy rules.

Below is a summary of each of the bylaw amendments to be effected by Proposal 1. This summary is qualified in its entirety by reference to the text of Amendment No. 2 attached as Appendix A to this Amendment, which information is incorporated herein by reference, and the other provisions of the Issuer’s bylaws.

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PROPOSAL 1

Discussion of Part A of Proposal 1:

Part A of Proposal 1 would amend the provisions of Amendment No. 1 of the Issuer’s bylaws adopted on February 28, 2013 by the Issuer’s board of directors. Amendment No. 1 to the Issuer’s bylaws requires advance notice of business to be brought before any meeting of the Issuer’s stockholders, restricts the ability of stockholders to present nominees for director at stockholder meetings, and imposes certain qualification requirements that nominees must satisfy in order to be elected at a stockholder meeting.

Part A of Proposal 1 would amend the Issuer’s bylaws to expressly provide that Amendment No. 1 to the Issuer’s bylaws does not apply to director-candidates elected by stockholder written consent in lieu of a stockholder meeting. Accordingly, if Proposal 1 is adopted, the nomination and election of the seven director-candidates listed on Appendix B to this Amendment would not be subject to the restrictions currently set forth in Amendment No. 1 to the Issuer’s bylaws.

Discussion of Part B of Proposal 1

Part B of Proposal 1 would amend “Article II, Section 2. Qualifications and Number” of the Issuer’s bylaws to fix the authorized number of directors of the Issuer at fourteen. The Issuer’s board of directors and its stockholders would retain the authority to make subsequent changes to the size of the Issuer’s board of directors. At present, the authorized number of directors of the Issuer has been fixed at seven by the Issuer’s board of directors. There currently are six individuals serving as directors of the Issuer.

The increase in the size of the Issuer’s board of directors would allow for the election of Dr. Niihara’s seven director-candidates to the Issuer’s board of directors.

If the seven director-candidates of Dr. Niihara are seated as directors of the Issuer, they along with Dr. Niihara would constitute a majority of the Issuer’s board of directors. If they are seated, Dr. Niihara intends to propose to the Issuer’s board that the board agree upon a reduced slate of directors acceptable to the board, and that the board subsequently reduce its size to seven or nine directors.

Discussion of Part C of Proposal 1

Part C of Proposal 1 would amend Article II, Section 3 of the Bylaws, “Election and Term,” to expressly provide that the Issuer’s stockholders may fill director vacancies and that the stockholders may fill newly created directorships caused by an increase in the size of the Issuer’s board of directors. Currently, Article II, Section 3 of the Bylaws provides only the Issuer’s directors the express authorization to fill vacancies and new directorships. Part C of Proposal 1 would expressly provide that the stockholders also possess the power to fill vacancies and new directorships in between annual meetings of stockholders. Under Part C of Proposal 1, the directors in office would continue to possess the independent power to fill vacancies and new directorships.

Part C of Proposal 1 is intended to facilitate Dr. Niihara’s proposal to elect as directors of the Issuer the seven director-candidates as described in Proposal 2, below.

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Discussion of Proposal 2

If Proposal 1 is approved, the number of authorized directors of the Issuer will be fixed at fourteen. If Proposal 1 is approved, Dr. Niihara has proposed (“Proposal 2”) that the following director-candidates be elected as directors of the Issuer:

Name	Age
Blair A. Contratto	59
S. Stephen Lee	49
Willis C. Lee	54
Masaharu Osato, M.D.	60
Lan T. Tran	39
David J. Wohlberg	61
Ian Zwicker	67

For information regarding the background of each of the director-candidates, see Appendix B to this Amendment, which information is incorporated herein by reference.

Each of the director-candidates has agreed to serve as a director of the Issuer if seated. As noted above, if the seven director-candidates are seated as the Issuer directors, Dr. Niihara intends to propose to the Issuer’s board that the board agree upon a reduced slate of directors acceptable to the board, and that the board subsequently reduce its size to seven or nine directors. This reduction in the size of the Issuer board may occur by the time of the 2015 annual meeting of stockholders (or sooner if the board can agree on a reduction in board size in advance of the 2015 annual meeting). Accordingly, it is possible that, if elected, one or more (or all) of the seven director-candidates may serve as the Issuer directors only until the election of successor directors at the 2015 annual meeting of stockholders or until the board otherwise agrees to a future reduction in its size.

The Reporting Persons are not aware of any transactions since the beginning of the Issuer’s last fiscal year, or any currently proposed transactions, regarding any of the director-candidates (or any of his or her immediate family members) that are required to be disclosed in accordance with Item 404(a) of SEC Regulation S-K, except as follows:

Mr. Tran and Mr. Willis Lee, both of whom are officers of the Issuer, have made personal loans or provided personal loan guarantees to or for the benefit of the Issuer as described in “Item 13. Certain Relationships and Related Transactions, and Director Independence” in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 31, 2015, which description is incorporated herein by reference. See also “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of the Issuer 10-K for information regarding their ownership of the Issuer shares, which information is incorporated herein by reference.

The Issuer and Mr. Zwicker have entered into a consulting agreement under which Mr. Zwicker serves as a consultant to the Issuer in connection with possible financing transactions. As compensation for his services, the Issuer agrees in the consulting agreement to pay Mr. Zwicker an $8,000 monthly retainer, which he has agreed to defer until a possible financing transaction of a specified minimum amount. The Issuer also agrees to pay him a specified percentage of less than 1% of the gross proceeds of such financing transaction, subject to certain conditions, and to reimburse Mr. Zwicker for all authorized, reasonable travel and other expenses incurred upon the Issuer’s behalf.

Dr. Osato owns beneficially approximately 483,000 Issuer shares.

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Based upon Dr. Niihara’s discussions with the director-candidates and a review of the director-candidates’ responses to a standard questionnaire regarding employment and compensation history, affiliations, family and other relationships and any transactions with the Issuer, the Reporting Persons believe each of the director-candidates would qualify as an “independent” director as defined by the NASDAQ Marketplace Rules, except that Mr. Willis Lee and Mr. Tran may not so qualify because of their status as officers of the Issuer.

There is no understanding or arrangement between the Reporting Persons and any of the director-candidates with respect to any plan or transaction by the Issuer if they are seated as directors of the Issuer. In agreeing to serve as the Issuer’s directors, however, each of the director-candidates has indicated his or her general support for Dr. Niihara’s continued service as the Chief Executive Officer of the Issuer. If the director-candidates are seated, Dr. Niihara intends to propose to the full board of the Issuer that the board consider taking the following actions:

•	Dr. Niihara believes that it is in the best interests of the Issuer and its stockholders that he be reinstated as Chief Executive Officer of the Issuer pending a search for his possible replacement as Chief Executive Officer to be conducted with the assistance of an independent, executive search firm. Dr. Niihara has expressed to the incumbent directors of the Issuer and to the director-candidates his willingness to step aside as Chief Executive Officer once a suitable replacement, including prospective replacements identified by the incumbent directors of the Issuer, can be identified and hired on terms satisfactory to the Issuer’s board. As a director of the Issuer, Dr. Niihara would participate in the CEO-hiring process in the same way as the other directors, and would have no veto or other rights in this regard that are not shared by the other directors.

•	Dr. Niihara believes it also would be in the best interests of the Issuer and its stockholders for the Issuer to seek to undertake an initial public offering, or perhaps an offering under so-called Regulation A+ recently adopted by the SEC, in order to enable the Issuer to become a stock exchange-listed company and to create an established trading market for the Issuer shares. Doing so also would trigger the automatic conversion of approximately $8,900,000 principal amount of the Issuer’s outstanding convertible promissory notes and thereby substantially improve the balance sheet and capitalization of the Issuer.

•	Dr. Niihara believes that the Issuer should have a board of directors consisting of approximately seven to nine directors. If the proposals described in this Amendment are approved, he would propose that the Issuer board fix the authorized number of directors at seven or nine and nominate for re-election at the 2015 annual meeting of stockholders seven or nine candidates as directors. The nominees for election or re-election at the annual meeting would be subject to the recommendation of the Compensation, Nomination and Corporate Governance Committee of the Issuer’s board and the approval of the Issuer’s board, subject to compliance with the Agreement dated September 11, 2013, among the Issuer, Dr. Niihara, Sarissa Capital Management, L.P. and T.R. Winston & Company, LLC.

•	If the seven director-candidates are elected as directors of the Issuer, Dr. Niihara will recommend that the Issuer’s board of directors reconsider the current composition of the Compensation, Nomination and Corporate Governance Committee of the Issuer and the composition of the other committees of the Issuer’s board of directors.

If the director-candidates are seated as directors of the Issuer, Dr. Niihara would expect that they generally would be entitled to be compensated as directors in the same way as the incumbent the Issuer non-employee directors, except that he would propose to the Issuer’s Compensation, Nomination and Corporate Governance Committee that the director-candidates’ annual retainer and fees for serving on any the Issuer board committees be pro-rated for any period of less than one year of their service as directors or board committee members.

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Effectiveness of the Proposals

Under the Delaware General Corporation Law and the Issuer’s bylaws, approval of each of the proposals will require the written consent of the holders of a majority of the outstanding shares of the Issuer common stock. There currently are outstanding 28,093,848 Issuer shares.

The Reporting Persons own approximately 9,649,496 Issuer shares, or approximately 34% of the outstanding Issuer shares, and have consented to the proposals. Accordingly, each of the proposals will be approved if Dr. Niihara receives valid consents from the holders of at least approximately 16% of the outstanding Issuer shares plus one Issuer share, which together with the Reporting Persons’ Issuer shares would constitute a majority (i.e., 50% plus one share) of the outstanding Issuer shares.

If Dr. Niihara receives sufficient valid consent forms, he intends to immediately submit the consent forms to the Issuer, ask the Issuer to promptly notify the Issuer’s stockholders in accordance with the DGCL of the approval of the proposals and demand that the seven director-candidates be seated as directors of the Issuer. After delivery of the written consents, he also plans to promptly file a legal proceeding in the Court of Chancery of the State of Delaware to confirm the effectiveness of the proposed amendments to the Issuer’s bylaws and the election of the seven director-candidates and to confirm that such actions are permissible under the Agreement dated September 11, 2013, among the Issuer, Dr. Niihara, Sarissa Capital Management, L.P. and T. R. Winston & Company LLC, which is referred to herein as the “director designation agreement.”

If seated, the seven new directors and Dr. Niihara would constitute a majority of the board of directors of the Issuer. As such, the seven new directors and Dr. Niihara generally would be able to determine the outcome of any proposed future actions by the Issuer’s board if they were in unanimous agreement on such actions. Certain Issuer board actions, however, would continue to require unanimous director approval under the director designation agreement.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2015	By	/s/ YUTAKA NIIHARA
Yutaka Niihara, M.D., MPH

	By	/s/ SOOMI NIIHARA
Soomi Niihara

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APPENDIX A

Amendment No. 2 to Emmaus Life Sciences, Inc. Bylaws

A.         Resolved, that Subsection (d) under the heading “Advance Notice of Business to be Brought Before a Meeting” of Article I, Section 7, “Stockholder Meetings,” of the Bylaws of the Company is hereby amended to read in its entirety as follows:

Notwithstanding anything to the contrary in these Bylaws, the foregoing provisions of Subsection (b) (“Advance Notice of Nominations for Election of Directors at a Meeting”) and Subsection (c) (“Additional Requirements For Valid Nomination of Candidates to Serve as Directors and, If Elected, to Be Seated as Directors”) shall not apply in any respect to nominees for director elected by consent in lieu of a meeting of stockholders under Section 228 of the Delaware General Corporation Law.

B.         Resolved, that the final two sentences of Article II, Section 2, “Qualifications and Number,” of the Bylaws of the Company are hereby deleted and replaced with the following:

Unless and until the number of directors is increased or decreased by action of the stockholders or of the directors, the number of directors shall be fourteen (14).

C.         Resolved, that Article II, Section 3, “Election and Term,” of the Bylaws of the Company is hereby amended by inserting the following sentence at the end of such Section:

Any director vacancy or newly created directorship may also be filled by the stockholders.

A - 1

APPENDIX B

Director-Candidates of Dr. Niihara

Name	Age
Blair A. Contratto	59
S. Stephen Lee	49
Willis C. Lee	54
Masaharu Osato, M.D.	60
Lan T. Tran	39
David J. Wohlberg	61
Ian Zwicker	67

Blair A. Contratto, M.P.H.

Since September 2008, Ms. Contratto has served as a vice president and senior advisor of The Camden Group, a private consulting company, with more than 30 years of executive healthcare experience, particularly in the areas of hospital/health system management and governance. She has considerable expertise in organization-wide strategic, business, and service line planning, strategic partnering, physician-hospital relationships, leadership development, and the facilitation of retreats and meetings. Ms. Contratto has extensive experience in working with multiple hospitals and physician organizations to design and implement regional strategies, and enhance financial and operational performance. Additionally, in her role as a healthcare executive, Ms. Contratto has served over 12 governing boards.

Prior to joining The Camden Group, from May 1999 to December 2006, Ms. Contratto was the chief executive officer of Providence Health System - Little Company of Mary. In that capacity, she led a $375 million net revenue region encompassing 25 integrated entities, including four acute care hospitals with 700 combined beds, three skilled nursing facilities, a medical group foundation operating in 12 locations, three outpatient imaging centers, and an adult/pediatric hospice. Preceding that, Ms. Contratto was the vice president of corporate development and mission services. In that role, she directed strategic planning for a 265-bed tertiary care medical center and an integrated delivery health system. During her tenure, she led the merger of four acute care hospitals, the creation of an integrated medical group, the expansion of an integrated information system linking 4,000 employees and 900 physicians with an electronic medical record, and the closure and conversion of two acute facilities.

Ms. Contratto also served from 1985 to 1988 as the vice president of marketing and corporate development at Orthopedic Hospital in Los Angeles where she worked to build a national image for a specialty hospital serving adults and pediatric orthopedic patients. Other previous positions include director of marketing and director of health promotion at Queen of the Valley Hospital in West Covina, California.

She holds a Bachelor of Science degree in public health from the University of California, Los Angeles, and a Master of Public Health degree from the University of Tennessee.

Willis C. Lee, M.S.

Mr. Lee is the Chief Operating Officer of Emmaus Life Sciences, Inc. For information regarding Mr. Lee, see “Item 10. Directors, Executive Officers and Management” in the Emmaus Form 10-K, which information is incorporated herein by reference.

B - 1

S. Steve Lee, C.P.A.

Since January 2007, Mr. Lee has led the consulting practice in financial and accounting projects involving SEC financial reporting and Sarbanes-Oxley Act compliance at the Garret Group, a private financial and accounting consulting company. Prior to that time, he served as Chief Financial Officer of Enviroflex, Inc., an engineering and construction company as well as a Corporate Controller at Premier Automotive Group, N.A., Ford Motor Company and at Mitsubishi Motors Credit of America, Inc. As a CFO of Enviroflex, Inc., Mr. Lee managed all aspects of financial affairs, including budgets, strategic planning, investor relations, equity private placements, bank relationships and internal/external audits. As a Corporate Controller at Premier Automotive Group, N.A., Ford Motor Company, and at Mitsubishi Motors Credit of America, Inc., Mr. Lee developed systematic, disciplined approaches to improving the effectiveness of accounting, internal control and corporate governance processes as well as to provided active guidance on complex accounting issues in the areas of revenue recognition, securitization of assets, debt & equity transactions, and derivatives that resulted in enhanced transparency of financial and accounting issues. From August 2004 until December 2006, Mr. Lee served as an Inspection Specialist with the Public Company Accounting Oversight Board (PCAOB). He inspected registered public accounting firms to assess their compliance with the Sarbanes-Oxley Act of 2002, rules of the PCAOB, regulations of the Securities and Exchange Commission and professional standards, in connection with the firm’s performance of audits, issuance of audit reports, and related matters involving issuers. Mr. Lee’s expertise includes research and application of complex accounting processes, as well as in-depth assistance to public accounting firms that are subject to PCAOB inspections.

Mr. Lee received his Bachelor of Arts degree in economics from the University of California, Irvine, and his Master of Accounting (MAcc.) degree from the University of Southern California. Mr. Lee is a member of the American Institute of Certified Public Accountants (AICPA) and California Society of CPA (CalCPA).

David Wohlberg

Mr. Wohlberg is Of Counsel to TroyGould PC, Los Angeles, California, where he has practiced law since January 1980. A corporate and securities lawyer, Mr. Wohlberg is also an active private advisor to and principal of several pharmaceutical and biotechnology companies, with special expertise in acquiring early-stage financing for such companies. He has co-founded start-ups and served as an officer and director of both public and private companies. From April 2005 until November 2007, he served as director and as President and Chief Operating Officer of ImmunoCellular Therapeutics (formerly Optical Molecular Imaging, Inc.). Mr. Wohlberg is an experienced trial attorney, having handled numerous litigation matters in California State and Federal Courts for the past 30 years. His current practice focuses primarily in the areas of high technology, biotechnology, entertainment and real estate. In addition, he deals extensively with the firm’s international clients.

Mr. Wohlberg serves on the nominating committee of the Board of Directors of Juvenile Diabetes Research Foundation and as a Director and Treasurer for the Synagogue for the Performing Arts.

Mr. Wohlberg graduated from the University of California, Santa Cruz (B.A., with honors in the major and general college honors, 1975), and Yale University (J.D., 1978).

Lan T. Tran, M.P.H.

Mr. Tran is the Chief Administrative Officer and Corporate Secretary of Emmaus Life Sciences, Inc. For information regarding Mr. Tran, see “Item 10. Directors, Executive Officers and Management” in the Emmaus Form 10-K, which information is incorporated herein by reference.

Matsuhara Osato, M.D.

Dr. Osato has been engaged in the private practice of medicine in Torrance, California, since June 2001. From January 1998 until starting his private practice, he was a Gastrointestinal Fellow at Harbor UCLA Medical Center in Torrance, California. He is California Medical Board-certified in internal medicine and gastrointestinal medicine. He holds a B.S. degree in biology and an M.D. degree from Loma Linda University, Riverside, California.

B - 2

Ian Zwicker

Mr. Zwicker, who serves as a consultant to Emmaus, is the founder and Chief Executive Officer of Zwicker Advisory Group since 2014. From 1981 to 1990, Mr. Zwicker served as Managing Director and held a variety of management positions at the investment banking firms of SG Cowen and Hambrecht & Quist. From 1990 to 1999, Mr. Zwicker served as Managing Director and head of worldwide technology investment banking for Donaldson, Lufkin & Jenrette Securities Corporation. Mr. Zwicker served as the President of WR Hambrecht & Co. from 2000 to 2001. He was a Director of Stirling Energy Systems, Inc. since 2006 to 2012. He was a Partner at WRH and was also Head of Capital Markets 2013 to 2014.

Mr. Zwicker received an MBA from Columbia University in 1971 and a B.A. from Adelphi University in 1968.

B - 3